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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 2)

RULE 13E-3 TRANSACTION STATEMENT
Under Section 13(e) of the Securities Exchange Act of 1934

GasLog Ltd.

(Name of the Issuer)

GasLog Ltd.
Blenheim Holdings Ltd.
Blenheim Special Investments Holding Ltd.
Ceres Shipping Ltd.
Peter G. Livanos
Olympic LNG Investments Ltd.
GEPIF III Crown Bidco L.P.
GEPIF III Crown MergerCo Limited
Global Energy & Power Infrastructure Fund III, L.P.
(Name of Persons Filing Statement)

Common Shares, par value $0.01 per share
(Title of Class of Securities)

G37585109
(CUSIP Number of Class of Securities)

GasLog Ltd. Alexandros Laios, General Counsel c/o GasLog LNG Services Ltd. 69 Akti Miaouli 18537 Piraeus Greece +30 210 459 1000	Blenheim Holdings Ltd. Blenheim Special Investments Holding Ltd. Ceres Shipping Ltd. Peter G. Livanos c/o Ceres Monaco SAM Gildo Pastor Center 7 rue du Gabian 98000 Monaco +377 9797 0606
Olympic LNG Investments Ltd. c/o ASOFIN Management AG Heiligkreuz 2, FL-9490 Vaduz Liechtenstein +423-237 48 03	Global Energy & Power Infrastructure Fund III, L.P. GEPIF III Crown Bidco L.P. GEPIF III Crown MergerCo Limited One Lafayette Place Greenwich, CT 06830 U.S.A. +1 203 863 6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Erik R. Tavzel, Esq. D. Scott Bennett, Esq. Andrew C. Elken, Esq. Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, New York 10019 +1 (212) 474-1000	Owen Clay Linklaters LLP One Silk Street London, EC2Y 8HQ United Kingdom +44 20 7456 3230	Christopher R. May, Esq. Simpson Thacher & Bartlett LLP 600 Travis Street, Suite 5400 Houston, Texas 77002 +1 (713) 821-5666

This statement is filed in connection with (check the appropriate box):

  ☐The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

  ☐The filing of a registration statement under the Securities Act of 1933.

  ☐A tender offer.

  ☒None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**

$253,528,387.80	$27,659.95

*
Estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(d) under the Securities Exchange Act of 1934, as amended. The transaction valuation was calculated based on the sum of (a) the aggregate cash payment for the proposed per share cash payment of $5.80 for 42,567,710 outstanding common shares of the issuer subject to the transaction, (b) the product of 642,637 common shares of the issuer subject to restricted stock unit awards that are not subject to performance-based vesting conditions multiplied by $5.80 and (c) the product of 501,444 common shares of the issuer subject to restricted stock unit awards that remain subject to performance-based vesting conditions (determined based on the achievement of applicable performance goals at target levels) multiplied by $5.80, in each case as of the date of this filing ((a), (b) and (c) together, the “Transaction Value”).

**
The amount of the filing fee was calculated in accordance with Exchange Act Rule 0-11(b)(1) and the Securities and Exchange Commission Fee Rate Advisory #1 for the Fiscal Year 2021 by multiplying the Transaction Value by 0.0001091.

☐
Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE MERITS OR FAIRNESS OF THIS TRANSACTION, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS SCHEDULE 13E-3. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

 INTRODUCTION

        This Amendment No. 2 to Rule 13E-3 Transaction Statement on Schedule 13E-3, together with the exhibits hereto (this “Schedule 13E-3” or this “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”), by: (i) GasLog Ltd., a Bermuda exempted company (the “Company”), (ii) GEPIF III Crown Bidco L.P., a Cayman Islands exempted limited partnership (“Parent”), (iii) GEPIF III Crown MergerCo Limited, a Bermuda exempted company and a wholly owned subsidiary of Parent (“Merger Sub”), (iv) Global Energy & Power Infrastructure Fund III, L.P., a Cayman Islands exempted limited partnership (“GEPIF III”), (v) Blenheim Holdings Ltd., a Bermuda exempted company (“Blenheim Holdings”), (vi) Blenheim Special Investments Holding Ltd., a Bermuda exempted company (“Blenheim Special Investments”), (vii) Ceres Shipping Ltd., a Bermuda exempted company, (viii) Peter G. Livanos and (ix) Olympic LNG Investments Ltd., a Bermuda exempted company (“Olympic”) (each of (i) through (ix) a “Filing Person”, and collectively, the “Filing Persons”).

        This Transaction Statement relates to (1) the Agreement and Plan of Merger, dated as of February 21, 2021 (subsequently amended on April 20, 2021 and as it may be further amended from time to time, the “Merger Agreement”), by and among the Company, Parent and Merger Sub, (2) the related Statutory Merger Agreement contemplated by the Merger Agreement (the “Statutory Merger Agreement”), to be entered into by the Company and Merger Sub and (3) the Rollover Agreement, dated as of February 21, 2021 (the “Rollover Agreement”), by and among Parent, the Company, Blenheim Holdings, Olympic, Blenheim Special Investments, Falconera Navigation Inc., Chiara Holdings S de R.L., Maple Tree Holdings Ltd., Ash Tree SA, Acer Tree Ltd., Thatcher Investments Limited, Eleanor Investments Holdings Limited, Nelson Equity Limited and JP Jones Holdings Limited (such persons, other than Parent and the Company, the “Rolling Shareholders”). Pursuant to, and subject to the terms and conditions of, the Merger Agreement and the Statutory Merger Agreement, if each of the conditions to closing set forth in the Merger Agreement are either satisfied or, to the extent permitted, waived, Merger Sub will be merged with and into the Company (the “Merger”), with the Company as the surviving company in the merger (the “Surviving Company”).

        Upon completion of the Merger, each common share of the Company, par value $0.01 per share (each, a “Company Common Share”), that is issued and outstanding at the effective time of the Merger (the “Effective Time”) (other than Company Common Shares held by (a) the Company or any of its wholly owned subsidiaries, (b) the Company as treasury shares or (c) the Rolling Shareholders), will be cancelled and converted into the right to receive $5.80, in cash, without interest (the “Merger Consideration”). Upon completion of the Merger, each of the Company’s 8.75% Series A Cumulative Redeemable Perpetual Preference Shares, par value $0.01 per share (each, a “Company Preference Share”) that is issued and outstanding at the Effective Time will remain issued and outstanding and convert automatically into a preference share of the Surviving Company (each, a “Surviving Company Preference Share”), and be entitled to the same dividend and other relative rights, preferences, limitations and restrictions as are now provided by the certificate of designations of the Company Preference Shares, which certificate of designations will remain at and following the completion of the Merger in full force and effect as an obligation of the Surviving Company in accordance with the Company Act 1981 of Bermuda (as amended) (the “Bermuda Companies Act”). Following the Merger, the Rolling Shareholders will own approximately 55% of the Surviving Company’s common shares and Parent will own approximately 45% of the Surviving Company’s common shares. Following the Merger, the Surviving Company will use its reasonable best efforts to cause the Company Common Shares to be de-listed from the New York Stock Exchange and de-registered under the Exchange Act as soon as reasonably practicable following the Effective Time.

        Pursuant to the Rollover Agreement, each Rolling Shareholder has agreed that (a) each Company Common Share that is issued and outstanding prior to the Effective Time and owned by it will remain outstanding and convert automatically into one duly authorized, validly issued and fully paid and nonassessable common share, par value $0.01 per share, of the Surviving Company and (b) each Company Preference Share that is issued and outstanding prior to the Effective Time and owned by it will remain outstanding and convert automatically into a Surviving Company Preference Share, and has waived any claim to receive the Merger Consideration with respect to any Company Common Share owned by it and any rights of appraisal or rights to dissent from the Merger and the other transactions. In addition, in connection with the transactions contemplated by the Rollover Agreement and the Merger Agreement, concurrently with the closing of the Merger, each of Blenheim Holdings, Olympic and Blenheim Special Investments (the “Continuing Rolling Shareholders”), Parent and the Company have agreed to enter into a shareholder agreement (the “Shareholder Agreement”) with respect to the governance of the Surviving Company, including certain approval rights to be granted to Parent and Blenheim Holdings with respect to the conduct of the Surviving Company.

        Parent expects to provide the amount of funds necessary to complete the Merger through a cash contribution from GEPIF III, pursuant to an Equity Commitment Letter, dated as of February 21, 2021 (the “Equity Commitment Letter”), between Parent and GEPIF III, under which, subject to the terms and conditions thereof, GEPIF III will provide equity financing in an aggregate amount of $247 million to Parent to complete the Merger. The obligation of GEPIF III to fund its commitment under the Equity Commitment Letter is subject to the satisfaction in full or valid waiver of the conditions precedent to Parent’s obligations to consummate the Merger and the other transactions at the closing and the closing being required to occur under the Merger Agreement.

        Concurrently with the execution and delivery of the Merger Agreement, Parent also delivered to the Company the executed guarantee of GEPIF III, dated as of February 21, 2021, in favor of the Company in respect of Parent’s obligation to pay the Parent termination fee under and in accordance with the Merger Agreement.

        A special committee of the board of directors of the Company (the “Special Committee”) consisting only of independent and disinterested directors reviewed and considered the terms and conditions of the Merger Agreement, the Statutory Merger Agreement, and the transactions contemplated thereby, including the Merger. The Special Committee unanimously recommended that the board of directors of the Company (a) approve the Merger Agreement, the Statutory Merger Agreement and the transactions contemplated by the Merger Agreement, the Statutory Merger Agreement and the Rollover Agreement, including the Merger, and (b) recommend approval of the Merger, the Merger Agreement and the Statutory Merger Agreement to the holders of the Company Common Shares, other than the Company or its wholly owned subsidiaries, Parent, Merger Sub or the Rolling Shareholders and their respective affiliates (the “Public Shareholders”), and the holders of Company Preference Shares. The board of directors of the Company, acting upon the unanimous recommendation of the Special Committee, unanimously (i) determined that the Merger Agreement, the Statutory Merger Agreement and the transactions contemplated by the Merger Agreement, the Statutory Merger Agreement and the Rollover Agreement, including the Merger, are fair to, and in the best interest of, the Company, the holders of Company Common Shares and the holders of Company Preference Shares, (ii) approved the Merger Agreement, the Statutory Merger Agreement and the transactions contemplated by the Merger Agreement, the Statutory Merger Agreement and the Rollover Agreement, including the Merger, and (iii) recommended approval of the Merger, the Merger Agreement and the Statutory Merger Agreement to the Public Shareholders and the holders of Company Preference Shares.

        Consummation of the Merger is subject to certain conditions, including without limitation, approval of the Merger Agreement, the Statutory Merger Agreement and the transactions contemplated thereby by the affirmative vote of (a) the holders of a majority of the voting power of the outstanding Company Common Shares and Company Preference Shares entitled to vote thereon, voting together as a single class (and with each Company Preference Share carrying a single vote), at a meeting of the Company shareholders and (b) the holders of a majority of the Company Common Shares held by the Public Shareholders and present (in person or by proxy) at a special general meeting of the Company shareholders. Pursuant to the Rollover Agreement, the Rolling Shareholders have agreed, subject to the terms and conditions therein, to vote all Company Common Shares and Company Preference Shares beneficially owned by them in favor of the approval of the Merger Agreement, the Statutory Merger Agreement and the transactions contemplated thereby, including the Merger.

        The Company will make available to its shareholders a proxy statement (the “Proxy Statement,” a preliminary copy of which is attached as Exhibit (a)(1) to this Transaction Statement), relating to the special general meeting of the Company’s shareholders, at which the Company’s shareholders will consider and vote upon a proposal to approve the Merger, the Merger Agreement and the Statutory Merger Agreement. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion.

        Pursuant to General Instruction F to Schedule 13E-3, the information in the Proxy Statement, including all annexes thereto, is expressly incorporated by reference herein in its entirety, and responses to each item herein are qualified in their entirety by the information contained in the Proxy Statement. The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3.

        All information concerning the Company contained in, or incorporated by reference into, this Transaction Statement and the Proxy Statement was supplied by the Company. Similarly, all information concerning each Filing Person contained in, or incorporated by reference into, this Transaction Statement and the Proxy Statement was supplied by such Filing Person. No Filing Person is responsible for the accuracy of any information supplied by any other Filing Person.

ITEM 1.    SUMMARY TERM SHEET

        The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

  •
  “Summary Term Sheet”

  •
  “Questions and Answers about the Special General Meeting and the Merger”

ITEM 2.    SUBJECT COMPANY INFORMATION

(a)
Name and Address. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“Summary Term Sheet—The Parties Involved in the Merger—The Company”

(b)
Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“Summary Term Sheet—The Parties Involved in the Merger—The Company”

•
“Summary Term Sheet—The Special General Meeting”

•
“Questions and Answers about the Special General Meeting and the Merger”

•
“The Special General Meeting—Record Date; Shareholders Entitled to Vote”

•
“Other Important Information Regarding the Company—Market Prices of the Company Common Shares and Dividends”

•
“Other Important Information Regarding the Company—Market Prices of the Company Preference Shares and Dividends”

(c)
Trading Market and Price. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“Other Important Information Regarding the Company—Market Prices of the Company Common Shares and Dividends”

•
“Other Important Information Regarding the Company—Market Prices of the Company Preference Shares and Dividends”

(d)
Dividends. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“Questions and Answers about the Special General Meeting and the Merger”

•
“The Merger Agreement—Conduct of Business”

•
“Other Important Information Regarding the Company—Market Prices of the Company Common Shares and Dividends”

•
“Other Important Information Regarding the Company—Market Prices of the Company Preference Shares and Dividends”

(e)
Prior Public Offerings. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“Other Important Information Regarding the Company—Prior Public Offerings”

(f)
Prior Stock Purchases. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“Other Important Information Regarding the Company—Prior Public Offerings”

•
“Other Important Information Regarding the Company—Certain Transactions in the Company Shares”

ITEM 3.    IDENTITY AND BACKGROUND OF FILING PERSON

(a)
Name and Address. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“Summary Term Sheet—The Parties Involved in the Merger”

•
“The Parties Involved in the Merger”

•
“Other Important Information Regarding the Company”

•
“Other Important Information Regarding the GEPIF Filing Parties”

•
“Other Important Information Regarding the Rolling Shareholder Parties”

(b)
Business and Background of Entities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“Summary Term Sheet—The Parties Involved in the Merger”

•
“The Parties Involved in the Merger”

•
“Other Important Information Regarding the Company”

•
“Other Important Information Regarding the GEPIF Filing Parties”

•
“Other Important Information Regarding the Rolling Shareholder Parties”

(c)
Business and Background of Natural Persons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“Other Important Information Regarding the Company—Directors and Executive Officers of the Company”

•
“Other Important Information Regarding the GEPIF Filing Parties—Directors and Executive Officers of the GEPIF Filing Parties”

•
“Other Important Information Regarding the Rolling Shareholder Parties—Directors and Executive Officers of the Rolling Shareholder Parties”

ITEM 4.    TERMS OF THE TRANSACTION

(a)-(1)	Material Terms—Tender Offers. Not applicable.
(a)-(2)	Material Terms—Merger or Similar Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
  •
  “Summary Term Sheet”

  •
  “Questions and Answers about the Special General Meeting and the Merger”

  •
  “The Special General Meeting”

  •
  “Special Factors”

  •
  “The Merger Agreement”

  •
  “The Rollover Agreement”

  •
  “Material U.S. Federal Income Tax Consequences of the Merger”

  •
  “Annex A-1—Merger Agreement”

  •
  “Annex A-2—Amendment No. 1 to the Merger Agreement”

  •
  “Annex B—Statutory Merger Agreement”

  •
  “Annex C—Rollover Agreement”

(c)
Different Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“Summary Term Sheet”

•
“Questions and Answers about the Special General Meeting and the Merger”

•
“Special Factors—Effects of the Merger”

•
“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

•
“The Merger Agreement”

•
“The Rollover Agreement”

•
“Annex A-1—Merger Agreement”

•
“Annex A-2—Amendment No. 1 to the Merger Agreement”

•
“Annex B—Statutory Merger Agreement”

•
“Annex C—Rollover Agreement”

(d)
Appraisal Rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“Summary Term Sheet”

•
“Questions and Answers about the Special General Meeting and the Merger”

•
“Special Factors—Appraisal Rights”

•
“The Merger Agreement—Shares of Dissenting Holders”

•
“Appraisal Rights of Shareholders”

•
“Annex E—Copy of Section 106 of the Bermuda Companies Act”

(e)
Provisions for Unaffiliated Security Holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“Provisions for Public Shareholders”

(f)
Eligibility for Listing or Trading. Not applicable.

ITEM 5.    PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

(a)
Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“Other Important Information Regarding the Company—Certain Transactions in the Company Shares”

•
“Other Important Information Regarding the GEPIF Filing Parties—Past Transactions and Contracts with the Company

•
“Other Important Information Regarding the Rolling Shareholder Parties—Past Transactions and Contracts with the Company”

(b)-(c)	Significant Corporate Events; Negotiations or Contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
  •
  “Summary Term Sheet”

  •
  “Special Factors—Plans for the Company after the Merger”

  •
  “Special Factors—Background of the Merger”

  •
  “Special Factors—Reasons for the Merger”

  •
  “Special Factors—The GEPIF Filing Parties’ Reasons for the Merger”

  •
  “Special Factors—Rolling Shareholder Parties’ Reasons for the Merger”

  •
  “Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

  •
  “The Merger Agreement”

  •
  “The Rollover Agreement”

  •
  “Other Important Information Regarding the Company—Negotiations or Material Contacts”

  •
  “Other Important Information Regarding the GEPIF Filing Parties—Past Transactions and Contracts with the Company”

  •
  “Other Important Information Regarding the GEPIF Filing Parties—Past Transactions and Contracts with the Rolling Shareholder Parties”

  •
  “Other Important Information Regarding the Rolling Shareholder Parties—Past Transactions and Contracts with the Company”

  •
  “Other Important Information Regarding the Rolling Shareholder Parties—Past Transactions and Contracts with the GEPIF Filing Parties”

  •
  “Annex A-1—Merger Agreement”

  •
  “Annex A-2—Amendment No. 1 to the Merger Agreement”

  •
  “Annex B—Statutory Merger Agreement”

  •
  “Annex C—Rollover Agreement”

(e)
Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“Summary Term Sheet”

•
“The Special General Meeting”—Required Vote”

•
“Special Factors—Plans for the Company after the Merger”

•
“Special Factors—Background of the Merger”

•
“Special Factors—Financing of the Merger”

•
“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

•
“Special Factors—Delisting and Deregistration of the Company Common Shares”

•
“The Merger Agreement”

•
“The Rollover Agreement”

•
“Other Important Information Regarding the Company—Prior Public Offerings”

•
“Other Important Information Regarding the Company—Certain Transactions in the Company Shares”

•
“Other Important Information Regarding the GEPIF Filing Parties—Past Transactions and Contracts with the Company”

•
“Other Important Information Regarding the Rolling Shareholder Parties—Past Transactions and Contracts with the Company”

•
“Annex A-1—Merger Agreement”

•
“Annex A-2—Amendment No. 1 to the Merger Agreement”

•
“Annex B—Statutory Merger Agreement”

•
“Annex C—Rollover Agreement”

ITEM 6.    PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

(b)
Use of Securities Acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“Summary Term Sheet”

•
“Questions and Answers about the Special General Meeting and the Merger”

•
“Special Factors—Effects of the Merger”

•
“Special Factors—Plans for the Company after the Merger”

•
“Special Factors—Reasons for the Merger”

•
“Special Factors—The GEPIF Filing Parties’ Reasons for the Merger”

•
“Special Factors—Rolling Shareholder Parties’ Reasons for the Merger”

•
“Special Factors—Delisting and Deregistration of the Company Common Shares”

•
“The Merger Agreement”

•
“The Rollover Agreement”

•
“Other Important Information Regarding the Company—Market Prices of the Company Common Shares and Dividends”

•
“Annex A-1—Merger Agreement”

  •
  “Annex A-2—Amendment No. 1 to the Merger Agreement”

  •
  “Annex B—Statutory Merger Agreement”

  •
  “Annex C—Rollover Agreement”

(c)(1)-(8)	Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
  •
  “Summary Term Sheet”

  •
  “Special Factors—Effects of the Merger”

  •
  “Special Factors—Plans for the Company after the Merger”

  •
  “Special Factors—Background of the Merger”

  •
  “Special Factors—Reasons for the Merger”

  •
  “Special Factors—The GEPIF Filing Parties’ Reasons for the Merger”

  •
  “Special Factors—Rolling Shareholder Parties’ Reasons for the Merger”

  •
  “Special Factors—Interests of the Company’s Directors and Executive Officers in Merger”

  •
  “Special Factors—Delisting and Deregistration of the Company Common Shares”

  •
  “The Merger Agreement”

  •
  “The Rollover Agreement”

  •
  “Other Important Information Regarding the Company—Market Prices of the Company Common Shares and Dividends”

  •
  “Annex A-1—Merger Agreement”

  •
  “Annex A-2—Amendment No. 1 to the Merger Agreement”

  •
  “Annex B—Statutory Merger Agreement”

  •
  “Annex C—Rollover Agreement”

ITEM 7.    PURPOSES, ALTERNATIVES, REASONS AND EFFECTS

(a)
Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“Summary Term Sheet”

•
“Special Factors—Background of the Merger”

•
“Special Factors—Plans for the Company after the Merger”

•
“Special Factors—Reasons for the Merger”

•
“Special Factors—The GEPIF Filing Parties’ Reasons for the Merger”

•
“Special Factors—Rolling Shareholder Parties’ Reasons for the Merger”

(b)
Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“Special Factors—Effects on The Company If the Merger Is Not Completed”

•
“Special Factors—Background of the Merger”

•
“Special Factors—Reasons for the Merger

•
“Special Factors—Alternatives to the Merger”

  •
  “Special Factors—The GEPIF Filing Parties’ Reasons for the Merger”

  •
  “Special Factors—Rolling Shareholder Parties’ Reasons for the Merger”

(c)
Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“Summary Term Sheet”

•
“Special Factors—Effects of the Merger”

•
“Special Factors—Background of the Merger”

•
“Special Factors—Reasons for the Merger”

•
“Special Factors—Alternatives to the Merger”

•
“Special Factors—The GEPIF Filing Parties’ Reasons for the Merger”

•
“Special Factors—Position of the GEPIF Filing Parties as to Fairness of the Merger”

•
“Special Factors—Rolling Shareholder Parties’ Reasons for the Merger”

•
“Special Factors—Position of the Rolling Shareholder Parties as to the Fairness of the Merger”

•
“Special Factors—Opinion of Evercore—Financial Advisor to the Special Committee”

(d)
Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“Summary Term Sheet”

•
“Special Factors—Effects of the Merger”

•
“Special Factors—The Company’s Net Book Value and Net Earnings”

•
“Special Factors—Effects on the Company If the Merger Is Not Completed”

•
“Special Factors—Plans for the Company after the Merger”

•
“Special Factors—Background of the Merger”

•
“Special Factors—Reasons for the Merger”

•
“Special Factors—Interests of the Company’s Directors and Executive Officers in Merger”

•
“Special Factors—Material U.S. Federal Income Tax Consequence of the Merger”

•
“Special Factors—Material Bermuda Tax Consequences of the Merger”

•
“Special Factors—Delisting and Deregistration of the Company Common Shares”

•
“The Merger Agreement”

•
“The Rollover Agreement”

•
“Material U.S. Federal Income Tax Consequences of the Merger”

•
“Annex A-1—Merger Agreement”

•
“Annex A-2—Amendment No. 1 to the Merger Agreement”

•
“Annex B—Statutory Merger Agreement”

•
“Annex C—Rollover Agreement”

ITEM 8.    FAIRNESS OF THE TRANSACTION

(a)-(b)	Fairness; Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
  •
  “Summary Term Sheet”

  •
  “Special Factors—Background of the Merger”

  •
  “Special Factors—Reasons for the Merger”

  •
  “Special Factors—Position of the GEPIF Filing Parties as to the Fairness of the Merger”

  •
  “Special Factors—Position of the Rolling Shareholder Parties as to the Fairness of the Merger”

  •
  “Special Factors—Opinion of Evercore—Financial Advisor to the Special Committee”

  •
  “Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

  •
  “Annex D—Fairness Opinion of Evercore Group L.L.C.”

(c)
Approval of Security Holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“Summary Term Sheet”

•
“Questions and Answers about the Special General Meeting and the Merger”

•
“The Merger Agreement—Efforts to Obtain Required Shareholder Approvals”

•
“The Merger Agreement—Conditions to Completion of the Merger”

•
“The Special General Meeting—Required Vote”

•
“Annex A-1—Merger Agreement”

•
“Annex A-2—Amendment No. 1 to the Merger Agreement”

(d)
Unaffiliated Representative. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“Special Factors—Background of the Merger”

•
“Special Factors—Reasons for the Merger”

•
“Special Factors—Opinion of Evercore—Financial Advisor to the Special Committee”

•
“Annex D—Fairness Opinion of Evercore Group L.L.C.”

(e)
Approval of Directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“Summary Term Sheet”

•
“Questions and Answers about the Special General Meeting and the Merger”

•
“Special Factors—Background of the Merger”

•
“Special Factors—Reasons for the Merger”

(f)
Other Offers.

•
“Summary Term Sheet”

•
“Special Factors—Background of the Merger”

•
“Special Factors—Reasons for the Merger”

•
“Other Important Information Regarding the Company—Negotiations or Material Contacts”

ITEM 9.    REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS

(a)-(b)	Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
  •
  “Summary Term Sheet”

  •
  “Special Factors—Background of the Merger”

  •
  “Special Factors—Reasons for the Merger”

  •
  “Special Factors—Opinion of Evercore—Financial Advisor to the Special Committee”

  •
  “Special Factors—Certain Financial Information”

  •
  “Annex D—Fairness Opinion of Evercore Group L.L.C.”

(c)
Availability of Documents. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“Where You Can Find More Information”

        The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested the Company shareholder or his, her or its representative who has been so designated in writing.

ITEM 10.    SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION

(a)-(b)	Source of Funds; Conditions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
  •
  “Summary Term Sheet”

  •
  “Special Factors—Financing of the Merger”

  •
  “The Merger Agreement”

  •
  “Annex A-1—Merger Agreement”

  •
  “Annex A-2—Amendment No. 1 to the Merger Agreement”

(c)
Expenses. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“Summary Term Sheet”

•
“Special Factors—Fees and Expenses”

•
“The Merger Agreement—Fees and Expenses”

(d)
Borrowed Funds. Not applicable.

ITEM 11.    INTEREST IN SECURITIES OF THE SUBJECT COMPANY

(a)
Securities Ownership. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“Summary Term Sheet”

•
“Special Factors—Interests of the Company’s Directors and Executive Officers in Merger”

•
“Other Important Information Regarding the Company—Security Ownership of Company Common Shares and Company Preference Shares”

  •
  “Other Important Information Regarding the Company—Certain Transactions in the Company Shares—Transactions by the GEPIF Filing Parties in the Company Shares”

  •
  “Other Important Information Regarding the GEPIF Filing Parties—Directors and Executive Officers of the GEPIF Filing Parties”

  •
  “Other Important Information Regarding the Rolling Shareholder Parties—Identity and Background of the Rolling Shareholder Parties”

(b)
Securities Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“Other Important Information Regarding the Company—Certain Transactions in the Company Shares”

•
“Other Important Information Regarding the Company—Certain Transactions in the Company Shares—Transactions by the GEPIF Filing Parties in the Company Shares”

•
“Other Important Information Regarding the GEPIF Filing Parties—Directors and Executive Officers of the GEPIF Filing Parties”

ITEM 12.    THE SOLICITATION OR RECOMMENDATION

(d)
Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“Summary Term Sheet”

•
“Questions and Answers about the Special General Meeting and the Merger”

•
“The Special General Meeting—Required Vote”

•
“The Special General Meeting—Voting by the Company’s Directors and Executive Officers”

•
“The Rollover Agreement”

•
“Annex C—Rollover Agreement”

(e)
Recommendations of Others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“Summary Term Sheet”

•
“The Special General Meeting—Recommendation of the Board and the Special Committee”

•
“Special Factors—Background of the Merger”

•
“Special Factors—Reasons for the Merger”

•
“Special Factors—The GEPIF Filing Parties’ Reasons for the Merger”

•
“Special Factors—Position of the GEPIF Filing Parties as to the Fairness of the Merger”

•
“Special Factors—Rolling Shareholder Parties’ Reasons for the Merger”

•
“Special Factors—Position of Rolling Shareholder Parties as to the Fairness of the Merger”

ITEM 13.    FINANCIAL STATEMENTS

(a)
Financial Information. The audited consolidated financial statements of the Company for the two years ended December 31, 2019 and 2020 are incorporated herein by reference to the Company’s Form 20-F for the year ended December 31, 2020, originally filed on March 5, 2021 (see page F-1 and the following pages).

        The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

  •
  “Other Important Information Regarding the Company—Selected Historical Financial Information”

  •
  “Where You Can Find More Information”

(b)
Pro Forma Information. Not applicable.

ITEM 14.    PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

(a)-(b)	Solicitations or Recommendations; Employees and Corporate Assets
  •
  “Summary Term Sheet”

  •
  “Questions and Answers about the Special General Meeting and the Merger”

  •
  “The Special General Meeting—Tabulation of Votes”

  •
  “The Special General Meeting—Solicitation of Proxies”

  •
  “Special Factors—Effects of the Merger”

  •
  “Special Factors—Background of the Merger”

  •
  “Special Factors—Reasons for the Merger”

  •
  “Special Factors—Opinion of Evercore Group L.L.C.”

  •
  “Special Factors—Interests of the Company’s Directors and Executive Officers in Merger”

  •
  “Special Factors—Fees and Expenses”

ITEM 15.    ADDITIONAL INFORMATION

(c)
Other Material Information. The information set forth in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

ITEM 16.    EXHIBITS

        The following exhibits are filed herewith:

Exhibit No.	Description
(a)-(1)	Preliminary Proxy Statement of the Company dated [•], 2021.
(a)-(2)	Letter to the Shareholders of the Company, included in the Proxy Statement and incorporated herein by reference.
(a)-(3)	Notice of Special General Meeting of Shareholders, included in the Proxy Statement and incorporated herein by reference.
(a)-(4)	Form of Proxy Card, included in the Proxy Statement and incorporated herein by reference.
(a)-(5)*	Press Release issued by the Company, dated February 22, 2021, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on February 22, 2021.
(a)-(6)**	Press Release issued by the Company, dated February 22, 2021, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on February 22, 2021.
(a)-(7)**	Annual Report on Form 20-F for the year ended December 31, 2020 for the Company filed with the SEC on March 5, 2021.
(b)	Not applicable.
(c)-(1)	Fairness Opinion of Evercore Group L.L.C., dated February 21, 2021, incorporated herein by reference to Annex D to the Proxy Statement.
(c)-(2)*	Discussion Materials prepared by Evercore Group L.L.C. for discussion with the special committee of the board of directors of the Company, dated November 17, 2020
(c)-(3)*	Discussion Materials prepared by Evercore Group L.L.C. for discussion with the special committee of the board of directors of the Company, dated February 19, 2021.
(c)-(4)*	Discussion Materials prepared by Evercore Group L.L.C. for discussion with the special committee of the board of directors of the company, dated February 21, 2021.
(d)-(1)
Agreement and Plan of Merger, dated as February 21, 2021, by and among GasLog Ltd., GEPIF III Crown Bidco L.P. and GEPIF III Crown MergerCo Limited, incorporated herein by reference to Annex A-1 to the Proxy Statement.
(d)-(2)	Statutory Merger Agreement by and among GasLog Ltd. and GEPIF III Crown MergerCo Limited, incorporated herein by reference to Annex B of the Proxy Statement.
(d)-(3)
Rollover Agreement, dated as February 21, 2021, by and among GasLog Ltd., GEPIF III Crown Bidco L.P. and the Rolling Shareholders (as defined therein), incorporated herein by reference to Annex C to the Proxy Statement.
(d)-(4)*	Limited Guarantee, dated as of February 21, 2021, by and between Global Energy & Power Infrastructure Fund III, L.P., in favor of GasLog Ltd.
(d)-(5)*
Equity Commitment Letter, dated as of February 21, 2021, by and between Global Energy & Power Infrastructure Fund III, L.P. and GEPIF III Crown Bidco L.P., incorporated herein by reference to Exhibit 2 to the Schedule 13D furnished by BlackRock, Inc. to the SEC on March 3, 2021
(d)-(6)*	Form of Registration Rights Agreement, incorporated herein by reference to Exhibit 4.2 to Amendment No. 4 to GasLog Ltd.’s Registration Statement on Form F-1, filed with the SEC on March 16, 2012.

Exhibit No.	Description
(d)-(7)*	Registration Rights Agreement, dated as of June 22, 2020, by and among GasLog Ltd. and the shareholders named therein, incorporated herein by reference to Exhibit 4.17 to GasLog Ltd.’s Annual Report on Form 20-F, filed with the SEC on March 5, 2021.
(d)-(8)*	Form of Subscription Agreement, incorporated herein by reference to Exhibit 10.24 to Amendment No. 4 to GasLog Ltd.’s Registration Statement on Form F-1, filed with the SEC on March 16, 2012.
(d)-(9)*	Form of Subscription Agreement, incorporated herein by reference to Exhibit 4.9 to GasLog Ltd.’s Annual Report on Form 20-F, filed with the SEC on March 27, 2014.
(d)-(10)*
Stock Purchase Agreement, dated June 22, 2020, between Blenheim Holdings Ltd. and GasLog Ltd., incorporated herein by reference to Exhibit 1 to Amendment No. 8 to the Schedule 13D furnished by Peter G. Livanos, Ceres Shipping Ltd. and Blenheim Holdings Ltd. to the SEC on June 30, 2020.
(d)-(11)*
Stock Purchase Agreement, dated June 22, 2020, between Olympic LNG Investments Ltd. and GasLog Ltd., incorporated herein by reference to Exhibit 1 to Amendment No. 1 to the Schedule 13D furnished by Olympic LNG Investments Ltd., A.S.O. Holdings S.A. and the Alexander S. Onassis Foundation to the SEC on July 2, 2020.
(d)-(12)
Amendment No. 1 to the Agreement and Plan of Merger, dated as of April 20, 2021, by and among GasLog Ltd., GEPIF Crown Bidco L.P. and GEPIF III Crown MergerCo Limited, incorporated by reference to Annex A-2 to the Proxy Statement.
(f)	Section 106 of the Bermuda Companies Act, incorporated herein by reference Annex E to the Proxy Statement
(g)	Not applicable.

*
Previously filed on March 29, 2021 as an exhibit to the Schedule 13E-3.

**
Previously filed on April 20, 2021 as an exhibit to Amendment No. 1 to the Schedule 13E-3.

 SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 27, 2021

GASLOG LTD.
By:	/s/ PAUL A. WOGAN
	Name:	Paul A. Wogan
	Title:	Chief Executive Officer
BLENHEIM HOLDINGS LTD.
By:	/s/ ILIAS A. ILIOPOULOS
	Name:	Ilias A. Iliopoulos
	Title:	Director
BLENHEIM SPECIAL INVESTMENTS HOLDING LTD.
By:	/s/ ILIAS A. ILIOPOULOS
	Name:	Ilias A. Iliopoulos
	Title:	Director
PETER G. LIVANOS
By:	/s/ PETER G. LIVANOS
	Name:	Peter G. Livanos
CERES SHIPPING LTD.
By:	/s/ ILIAS A. ILIOPOULOS
	Name:	Ilias A. Iliopoulos
	Title:	Director
OLYMPIC LNG INVESTMENTS LTD.
By:	/s/ A.S. PAPADIMITRIOU
	Name:	A.S. Papadimitriou
	Title:	President
By:	/s/ M. GIALOURIS
	Name:	M. Gialouris
	Title:	Treasurer/Director

GEPIF III CROWN BIDCO L.P. By: GEPIF III (GenPar), LLC, its general partner
By:	/s/ JAMES BERNER
	Name:	James Berner
	Title:	Managing Director

GEPIF III CROWN MERGERCO LIMITED
By:	/s/ JAMES BERNER
	Name:	James Berner
	Title:	Director
GLOBAL ENERGY & POWER INFRASTRUCTURE FUND III, L.P. By: GEPIF III (GenPar), LLC, its general partner
By:	/s/ JAMES BERNER
	Name:	James Berner
	Title:	Managing Director

QuickLinks

  INTRODUCTION
  ITEM 1. SUMMARY TERM SHEET
  ITEM 2. SUBJECT COMPANY INFORMATION
  ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON
  ITEM 4. TERMS OF THE TRANSACTION
  ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS
  ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS
  ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS
  ITEM 8. FAIRNESS OF THE TRANSACTION
  ITEM 9. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS
  ITEM 10. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION
  ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY
  ITEM 12. THE SOLICITATION OR RECOMMENDATION
  ITEM 13. FINANCIAL STATEMENTS
  ITEM 14. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED
  ITEM 15. ADDITIONAL INFORMATION
  ITEM 16. EXHIBITS
  SIGNATURES